                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Partners of The Juliana Preserve:


We have audited the accompanying balance sheet of The Juliana Preserve (a California general partnership), as of September 30, 1995, and the related statements of operations, partners' capital and cash flows for the period from inception (October 1, 1994) through September 30, 1995. These financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Juliana Preserve as of September 30, 1995 and the results of its operations and its cash flows for the period from inception (October 1, 1994) through September 30, 1995, in conformity with generally accepted accounting principles.



                                         ARTHUR ANDERSEN LLP



Houston, Texas
December 8, 1995

                              THE JULIANA PRESERVE
                                 BALANCE SHEET
                               SEPTEMBER 30, 1995


ASSETS:

Current Assets:
 Cash                                                   $  144,968
 Accounts Receivable                                     1,095,307
 Deferred Farming Costs                                    922,860
 Inventory                                                  67,761
 Other Assets                                                6,452
                                                        ----------
   TOTAL CURRENT ASSETS                                  2,237,348

Property and Equipment:
 Preserve Development Costs                              1,523,896
 Vineyard Property and Equipment                           441,478
 Other                                                     119,419
                                                        ----------
                                                         2,084,793

  Less - Accumulated Depreciation and Amortization         (58,104)
                                                        ----------
                                                         2,026,689
                                                        ----------

Organization Costs, Net                                     53,384
                                                        ----------

   TOTAL ASSETS                                         $4,317,421
                                                        ==========

LIABILITIES AND PARTNERS' CAPITAL:
----------------------------------------------------
Current Liabilities:
 Accounts Payable and Accrued Liabilities               $  421,754
 Accounts Payable - Affiliate                               20,117
 Other Current Liabilities                                  41,876
 Advances From Partners                                    740,705
 Note Payable From Related Party                           500,000
                                                        ----------

   TOTAL CURRENT LIABILITIES                             1,724,452
                                                        ----------

PARTNERS' CAPITAL
 Juliana Vineyards                                       1,901,566
 Freedom Vineyards                                         691,403
                                                        ----------
    TOTAL PARTNERS' CAPITAL                              2,592,969
                                                        ----------
   TOTAL LIABILITIES AND PARTNERS' CAPITAL              $4,317,421
                                                        ==========

               See accompanying notes to the financial statements

                             THE JULIANA PRESERVE
                            STATEMENT OF OPERATIONS
                FOR THE PERIOD FROM OCTOBER 1, 1994 (INCEPTION)
                          THROUGH SEPTEMBER 30, 1995



OPERATING REVENUES:

     Grape Sales                      $1,056,708
     Custom Wine                          46,052
     Other                                17,613
                                      ----------
          TOTAL REVENUE                1,120,373
                                      ----------


OPERATING EXPENSES:

     Farming Costs                       673,340
     Cost of Custom Wine                  34,889
     Property Taxes                       60,708
     General and Administrative          115,313
     Marketing                            93,633
     Depreciation and Amortization        37,290
                                      ----------
          TOTAL OPERATING EXPENSES     1,015,173
                                      ----------
OPERATING INCOME                         105,200
                                      ----------

INTEREST EXPENSE                           5,239
                                      ----------
NET INCOME                            $   99,961
                                      ==========




              See accompanying notes to the financial statements

                             THE JULIANA PRESERVE
                        STATEMENT OF PARTNERS' CAPITAL
                FOR THE PERIOD FROM OCTOBER 1, 1994 (INCEPTION)
                          THROUGH SEPTEMBER 30, 1995



                                                                    TOTAL
                                         JULIANA       FREEDOM     PARTNERS'
                                        VINEYARDS     VINEYARDS     CAPITAL
                                       ------------  -----------  ------------

October 1, 1994 (Inception)            $       ---   $      ---   $       ---

     Transfer of Predecessor Assets        764,584      260,404     1,024,988

     Cash Contributions-Initial                717          283         1,000

     Cash Contributions-Additional       1,064,593      402,427     1,467,020

     Net Income                             71,672       28,289        99,961
                                       -----------   ----------   -----------
Balance, September 30, 1995              1,901,566      691,403     2,592,969
                                       ===========   ==========   ===========



               See accompanying notes to the financial statements

                             THE JULIANA PRESERVE
                            STATEMENT OF CASH FLOW
                FOR THE PERIOD FROM OCTOBER 1, 1994 (INCEPTION)
                          THROUGH SEPTEMBER 30, 1995


CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                        $    99,961
 Adjustments to reconcile net income to net cash provided
  by operating activities:
   Depreciation and Amortization                                        37,290
   (Increase) decrease in assets
     Accounts Receivable                                            (1,095,307)
     Deferred Farming Costs                                           (888,700)
     Inventory                                                          23,505
     Other Assets                                                       (6,452)
   Increase (decrease) in Liabilities:
     Accounts Payable and Accrued Liabilities                          421,754
     Other Current Liabilities                                          41,876
     Accounts Payable - Affiliate                                       20,117
                                                                   -----------
       Total Adjustments                                            (1,445,917)
                                                                   -----------
     Net Cash Used in Operating Activities                          (1,345,956)
                                                                   -----------

CASH FLOWS FROM INVESTING ACTIVITIES:

 Organization Costs                                                    (45,079)
 Additions to Property and Equipment                                (1,172,722)
                                                                   -----------
     Net Cash Used in Investing Activities                          (1,217,801)
                                                                   -----------

CASH FLOWS FROM FINANCING ACTIVITIES:

 Contributions From Partners                                         1,468,020
 Proceeds From Issuance of Note Payable                                500,000
 Advances From Partners                                                740,705
                                                                   -----------
     Net Cash Provided by Financing Activities                       2,708,725
                                                                   -----------

Net Increase in Cash                                                   144,968

Cash, Beginning of Period                                                  ---
                                                                   -----------

Cash, End of Period                                                $   144,968
                                                                   ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
 Cash Paid During the Period for Interest                                  ---

 Non-cash Effect of Business Contributed:
  Inventory                                                             91,266
  Property and Equipment:
   Preserve Development Costs                                          624,738
   Vineyard Property and Equipment                                     287,333
  Organization Costs                                                    21,651

               See accompanying notes to the financial statements

                             THE JULIANA PRESERVE
                         NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1995



1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


ORGANIZATION

The Juliana Preserve ("The Preserve"), a California general partnership, was formed on October 1, 1994 between Juliana Vineyards and Crescent Farms Company, wholly owned subsidiaries of Reunion Resources Company, together referred to herein as "Juliana", and Freedom Vineyards, Inc., a California corporation ("Freedom Vineyards"). In connection with formation of the joint venture each party leased (through a 30 year operating lease) their respective interests in agricultural real estate and wine grape vineyards located in Napa County, California in exchange for ownership interests in the Preserve of 71.7% to Juliana and 28.3% to Freedom Vineyards. Ownership interests were determined based on appraisals of their respective assets leased to the Preserve. The terms of the leases allow the Preserve rights to use, regulate, lien, develop or otherwise control the premises as well as all allocated water rights. Actual title to the committed property remains with the individual partners. There are no future rental payments due under the lease. Property committed to the Preserve by the individual partners at October 1, 1994 (inception) had a book value of approximately $19,300,000.
OPERATIONS

The partnership is engaged in farming and real estate development operations. It is the intent of the parties to develop a master-planned estate-oriented residential community which will ultimately encompass the entire property.


VINEYARD PROPERTY AND EQUIPMENT

The property committed to the joint venture by the parties was originally acquired by Juliana in 1974 and at September 30, 1995 consists of approximately 4,735 acres, of which approximately 2000 acres are suitable for grape production and of which 417 acres are currently in production. Freedom Vineyards obtained their share of the vineyard in June 1993, when Juliana conveyed 720 acres to Freedom Vineyards in satisfaction of approximately $13.2 million of indebtedness. Cost incurred on new vineyards are capitalized until such time as commercial viability is determined (typically three years). Upon determination of commercial viability the costs are depreciated over the useful productive lives of the vines.

Farm equipment is depreciated straight line over useful lives ranging from 5 to 45 years. Most office equipment, farm vehicles, tractors, implements and tanks are depreciated over 5 to 12 years and components of the water system are depreciated over useful lives ranging up to 45 years.


ORGANIZATION COSTS

Organization costs are amortized using the straight line method over 5 years. Amortization expense totaled approximately $13,500 for the year ended September 30, 1995.

FARMING ACTIVITIES

The Preserve's farming activities are conducted in its farming division. The costs to produce a crop are deferred until the annual grape harvest is substantially complete. When harvest is completed and the wine grapes are delivered to the winery, crop costs are recognized with the related revenue. At fiscal year-end the costs incurred from end of harvest to fiscal year-end pertaining to the succeeding year's crop are deferred. Deferral of crop costs depends on a continuing evaluation throughout the crop year of the projected volume of the coming harvest measured against negotiated long-term and short-term grape sales contracts with the wineries. Deferral of crop costs ceases at the point that a loss on the crop becomes evident.


PRESERVE DEVELOPMENT COSTS

Preserve development costs are project costs associated with the development of a master planned estate oriented residential community. These costs are capitalized, subject to a periodic evaluation of realizability from the ultimate sale of properties pursuant to the development plan.


INVENTORY

The Preserve maintains relatively low levels of supplies inventory consisting
mostly of repair parts, fertilizer, pesticides and herbicides.   In addition,
the Preserve maintains a small supply of custom unblended wines to use as samples to promote grape sales. The cost of supplies and wine inventory at September 30, 1995 consisted of the following:

          Supplies       53,368
          Wine           14,393
                        -------
              TOTAL     $67,761


INCOME TAXES

The Preserve does not pay Federal income taxes. The taxable income or loss of the Preserve is included in the Federal and state tax returns of the individual partners. No provision is made in the accounts of the Preserve for Federal and state income taxes, as these taxes are liabilities of the individual partners.

PARTNERSHIP CONTRIBUTIONS AND INCOME ALLOCATION

Contributions and income (loss) of The Preserve are allocated in accordance with the Partners' respective interests, with the exception that Juliana paid 100% of certain Preserve development and organizational costs.



2.    NOTE PAYABLE AND ADVANCES FROM PARTNERS

NOTE PAYABLE FROM RELATED PARTY.

At September 30, 1995 The Preserve had an outstanding note payable to Washington Federal Savings (the Parent Company of Freedom Vineyards). The note required interest at 11.25% per annum and matured on September 30, 1995 and was collateralized by certain grape sales contracts. The note was paid in November 1995 with proceeds from the Development Loan described below.

In November 1995, Washington Federal Savings provided the Preserve with a $3 million Land Development Loan for the purpose of developing and constructing improvements on the property. The Preserve may borrow up to $3 million under the facility. Interest is due monthly and the facility expires October 27, 1999, at which time the principal outstanding becomes due and payable. Upon execution of the facility The Preserve paid a $30,000 loan origination fee to Washington Federal Savings. The facility is secured by a Deed of Trust covering all the property. As of November 30, 1995, the Preserve had drawn $993,051 under the facility.

In addition to the above, indebtedness of Juliana in the amount of $2.5 million to an insurance company is secured by first liens on certain parcels of the Preserve. Under the terms of the joint venture agreement, payment of principal and interest are the obligation of Juliana and not the Preserve. The notes of Juliana are due in January 1997 ($700,000) and December 1998 ($1,839,000).

ADVANCES FROM PARTNERS

Advances from Partners represent those funds contributed since October 1, 1994 by each Partner which pertain to the cost incurred in connection with the development of The Preserve under the Development and Marketing Agreement referred to below. Upon funding of the development loan, noted above, $463,051 of funds advanced by the Partners were repaid.


3.   DEVELOPMENT AND MARKETING AGREEMENT

In January 1995, The Preserve entered into a Development and Marketing Agreement (the "Agreement") with Juliana Pacific, Inc. (the "Developer") to develop a master-planned estate oriented residential community encompassing the entire property. The Agreement is for a term of seven years ending in December 2001, or upon the sale of all the parcels in the project. However, the Preserve may terminate the Agreement without cause in January 1997.

Development fees of $187,000 paid to the Developer were capitalized as Preserve development costs in fiscal year 1995. The minimum future development fees under the Agreement are $250,000 and $63,000 for fiscal years ending September 30, 1996 and 1997, respectively.

The Developer is also entitled to receive marketing and sales commissions, as defined in the Agreement, payable out of the proceeds of any parcel sold. There were no sales of land parcels in fiscal year 1995.

4. PARTNERS' INVESTMENT

As discussed in Note 1, the Preserve has a 30 year lease with Juliana and Freedom Vineyards whereby the Preserve leases agricultural real estate and wine grape vineyards located in Napa County California in exchange for ownership interests in the Preserve. There are no future rental payments due under the lease. This lease was structured whereby during the term of the lease the Preserve has all rights and obligation of ownership of the premises other than legal title. Including property subject to lease, total partners' investment is $21,784,095 at September 30, 1995. Had these assets been transferred to the partnership, results of operations would reflect a net loss of $51,512. The following table summarizes partners' investment at September 30, 1995.


                                           JULIANA        FREEDOM
                                          VINEYARDS      VINEYARDS      TOTAL
                                          ---------     ----------   -----------
Investment in Preserve                   $ 1,901,566    $  691,403   $ 2,592,969
Assets subject to lease                   13,760,037     5,431,089    19,191,126
                                         -----------    ----------   -----------
                                         $15,661,603    $6,122,492   $21,784,095
                                         ===========    ==========   ===========

5.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate fair value of each class of financial instrument held by the Preserve:

Current assets and liabilities: The carrying value approximates fair value due to the short maturity of these items.

Note Payable and Advances from Partners: Since The Preserve's debt obligations are not quoted, estimates are based on each obligation's characteristics, including maturities, and interest rate. The carrying amount approximates fair value.


6.  SIGNIFICANT CUSTOMERS AND INDUSTRY CONSIDERATIONS

The Preserve does not hold a significant position in the wine grape market. The wine grapes are marketed to Napa County wineries under annual and long-term contracts. For the harvest year ended September 30, 1995, sales to one customer totaled approximately 14% of the Preserve's total revenues. No other customer aggregated in excess of 10% of sales.

The Preserve's revenues are derived principally from uncollateralized sales to customers in the wine industry. This sales concentration has the potential to impact the Preserve's exposure to credit risk, either positively or negatively, because the customers may be similarly affected by changes in economic or other conditions.

Prices received on the sale of wine grapes may fluctuate widely, depending upon supply, demand and other factors. The Napa Valley wine grape industry is extremely competitive based on quality, quantity, price and the ability to supply premium grapes consistently over a period of years. The market for agricultural lands is competitive and subject to uncontrollable factors such as fluctuations in the interest rate, availability of credit to potential buyers and land use restrictions. The Preserve is subject to various regulations regarding the use and application of insecticides and fungicides, safety and environmental hazards. The Preserve's vineyard operation is subject to the regulation of the United States Bureau of Alcohol, Tobacco and Firearms ("BATF"), regarding appellation of origin labeling practices.

Agricultural operations are subject to substantial risks, including seasonal production, adverse weather conditions, variability of rainfall, insects, blights and diseases. The vineyard has an extensive water system developed for irrigation and frost protection consisting of a primary reservoir connected to satellite reservoirs and frost ponds for storage and distribution of water. Management believes this system significantly reduces the Preserve's risk from annual rainfall fluctuations.

The vineyards of Napa and Sonoma Counties, including those of the Preserve, are currently affected with infestations of phylloxera, an organism which attacks and ultimately destroys grapevine rootstock. Some experts estimate that as much as 75% of the vineyards in the two counties will have to be replanted with rootstock that is believed to be resistant to phylloxera.

During 1995, of the 417 acres of vineyard remaining in production, 181 acres are planted with rootstock believed to be resistant to phylloxera. Other than plantings and interplantings completed in 1995 and prior years, the Preserve has no plans to replace vines affected by phylloxera.